Bradford & Bingley plc

Preliminary Results for the year ended 31 December 2004



05006374

22 February 2005

Highlights

- Profit before tax and exceptional items up 6% to £280.2m (2003: £264.0m)
- After exceptional items, profit before tax was £105.3m (2003: £264.0m)
- Earnings per share before exceptional items up 8% to 31.0p (2003: 28.8p)
- Dividend per share up 4% to 17.1p
- Disposal programme complete
- Tough action on costs
- Strong performance from both core businesses
  - Lending profit before tax up 9% to £249.6m (2003: £228.1m)
  - Residential balances up 14% to £23.6bn (2003: £20.7bn)
  - Retail profit before tax and exceptional items up 35% to £59.6m (2003: £44.2m)
  - Savings balances up 7% to £1.1bn

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"We have started 2005 with a simpler business focused on our core Lending and Retail divisions. We were delighted with the performance of the core business in 2004 whilst delivering against a demanding strategic agenda. Our hard work in 2004 is giving us the opportunity to drive growth from a stronger, healthier platform."

Group Overview

During 2004 the Group went through significant structural change. In May 2004 we announced the results of a strategic review concluding that five non-core businesses should be sold. These businesses were characterised by a number of factors that did not meet with the Group's objective of becoming a simpler, stronger and more profitable business. These included high cost gearing, high earnings volatility, insufficient scalability and a lack of synergy with the rest of the Group. In addition, we commenced a programme of cost reduction aimed at removing £40m from the remaining core business over the following 18 months.

Summary Profit and Loss account

	Continuing Operations Core 2004	Discontinued Operations Non-core 2004	Total Operations 2004	Continuing Operations Core 2003	Discontinued Operations Non-core 2003	Total Operations 2003
£m						
Net interest income	**447.1**	-	**447.1**	435.5	0.1	435.6
Non-interest income	**129.1**	**139.0**	**268.1**	139.9	162.7	302.6
Total income	**576.2**	**139.0**	**715.2**	575.4	162.8	738.2
Operating costs	**(289.7)**	**(147.3)**	**(437.0)**	(295.0)	(172.6)	(467.6)
Bad debt provision	**2.0**	-	**2.0**	(6.6)	-	(6.6)
Profit/(loss) before tax and exceptionals	**288.5**	**(8.3)**	**280.2**	273.8	(9.8)	264.0
Exceptional costs	**(31.4)**	**(20.3)**	**(51.7)**	-	-	-
Loss on sale of operations – exceptional	-	**(123.2)**	**(123.2)**	-	-	-
Profit/(loss) before tax	**257.1**	**(151.8)**	**105.3**	273.8	(9.8)	264.0
Corporation tax			**(63.4)**			(72.5)
Exceptional tax credit			-			22.9
Profit after tax			**41.9**			214.4
Minority interest (non-equity)			**(9.7)**			(9.7)
Profit attributable to shareholders			**32.2**			204.7

Under Financial Reporting Standard 3 the non-core businesses need to be defined as discontinued operations, and therefore are disclosed separately in the Group's profit and loss account. Furthermore, costs associated with the restructuring and sale also need to be disclosed separately as exceptional administrative expenses and loss on sale respectively. In order to provide readers of these accounts with a clear understanding of the ongoing performance of the remaining core Group, the Summary Profit and Loss account provides an analysis of the core and non-core components of the Group and highlights the underlying performance before the impact of the exceptional items which have occurred in 2004.

Group profit before tax and exceptional items increased by 6% in 2004 to £280.2m from £264.0m. This increase was delivered by continued strong performance in our core Lending and Retail businesses and the initial impacts of wide-ranging cost reductions across the Group. A small increase in net interest income to £447.1m was outweighed by a fall in non-interest income, mainly due to the disposal of the non-core businesses. As a result, total income decreased by £23.0m to £715.2m. Operating costs decreased by £30.6m to £437.0m and the release from provisions for bad debts of £2.0m reflected recoveries and on-going low arrears.

During 2004 we sold the five non-core businesses and reduced costs in our core operations. This has contributed to exceptional costs of £31.4m in the core business and £20.3m in non-core businesses. The sale of the non-core businesses also resulted in a loss of £123.2m. After these exceptional items, Group profit before tax was £105.3m compared to £264.0m in 2003.

Corporation tax payable before exceptional tax credit reduced by £9.1m. Before the impact of exceptional items, earnings per share increased to 31.0p from 28.8p and return on equity rose to 16.4% from 15.1%. Basic earnings per share fell to 5.2p from 32.4p due mainly to the combined effects of the exceptional tax credit in 2003 and the impact of the exceptional items incurred in 2004.

Business Segment Performance

Lending

Lending total income increased by 7% to £314.3m (2003: £294.6m) and profit before tax increased 9% to £249.6m (2003: £228.1m). The benefits of strong balance growth and maintaining new business margins drove this increase but were partially offset by continuing changes in asset and liability mix. On the liability side of the balance sheet, rising interest rates and diversification of our funding base contributed to increased cost of funds. On the asset side, net interest margin was reduced by newer balances replacing the more mature elements of our book. Group net interest margin decreased 23bp to 132bp (2003: 155bp). The rate of decline in net interest margin is expected to reduce during 2005.

Total managed lending balances increased 12% to £28.9bn (2003: £25.9bn) from gross new lending of £9.2bn (2003: £9.9bn). Residential gross new lending was roughly flat at £7.7bn. After a strong first half, gross volumes declined from the combined effects of a slowdown in the wider market and disruption surrounding the onset of mortgage regulation. In addition, we ran down our pipelines in preparation for mortgage regulation to reduce strain as we transferred operations to a new mortgage system and as the intermediary community adjusted to the change. This transfer passed smoothly and we have started to rebuild mortgage pipelines.

During 2004 the commercial lending market was very competitive and, consequently, we pulled back from making loans where margins were compressed below the level we believe to be in the best interests of our shareholders. We remain active in the commercial property market and will continue to seek opportunities to lend profitably in the future. Commercial and Housing Association balances increased slightly to £5.3bn (2003: £5.2bn) and new lending was £1.5bn (2003: £2.2bn).

Residential lending managed balances increased 14% to £23.6bn (2003: £20.7bn) of which 53% are buy-to-let loans, 15% self-cert loans, 26% standard loans with the remaining 6% being other specialist loans (2003: 44%, 10%, 40% and 6% respectively). New residential lending was £7.7bn (2003: £7.7bn). Of this total, 62% were buy-to-let advances, 27% self-cert, 9% standard loans with the remaining 2% being other specialist advances (2003: 62%, 20%, 12% and 6% respectively). Included within the new lending is £1.3bn of mortgage portfolios acquired during the year (2003: £1.4bn). The Group saw a slight increase in redemptions during 2004 to 23.1% of opening balances (2003: 22.5%).

Buy-to-let lending has become an important part of the UK's residential mortgage landscape and now accounts for 6% of outstanding mortgage balances. We have continued to grow buy-to-let balances strongly in 2004 to £12.5bn (2003: £9.2bn). Whilst the rate of growth in buy-to-let is moderating, it continues to grow at a rate considerably above that of the whole mortgage market and is supported by strong underlying demographic, social and economic factors.

We are established as a major player in our chosen markets. We have a market share of around 22% of the buy-to-let market and hold very strong positions in our other specialist markets. We entered the equity release market at the end of 2003 and, by the end of 2004, had established ourselves as one of the top three lenders, taking 14% of new business written during the year.

The total managed lending book is now 82% residential and 18% Commercial and Housing Association lending (2003: 80% and 20% respectively). All our lending continues to be secured on property.

Credit Quality and Provisions

Credit quality was excellent throughout 2004. In the recent past, arrears and repossessions both for the Group and in the wider market have been at unprecedented low levels. This strong performance also reflects the high quality of the Group's loan collateral, lending policies, underwriting procedures and collections processes.

At the end of 2004 managed residential loans more than three months in arrears had declined 22bp to 77bp (2003: 99bp). This compares favourably with the Council of Mortgage Lenders (CML) statistic for the whole market of 82bp (2003: 84bp). Buy-to-let arrears increased to 52bp (2003: 25bp) but remain below the CML buy-to-let arrears which increased to 63bp (2003: 38bp). The small increase in arrears is in line with our expectations following the base rate rises in the last 18 months. The low absolute amounts involved are well within the levels we account for in our loan pricing.

Our underwriting criteria and lending policies have remained conservative. The average LTV on new residential lending decreased to 74% (2003: 77%). The average LTV across our whole residential lending portfolio increased slightly to 67% on an original basis and 45% on an indexed basis (2003: 66% and 45% respectively). Income multiples on new lending have also remained conservative with averages relatively static at 2.6x single income and 2.2x joint income (2003: 2.5x and 2.2x respectively).

A release of £2.0m has been made to the profit & loss account for bad and doubtful debts (2003: £6.6m charge). This reflects the quality of our lending portfolio, its low level of arrears and recoveries made against old loans previously written-off in full. We maintain a conservative stance toward provisioning, ensuring cover against all identifiable potential losses. Residential bad debt provisions represent 0.21% of managed residential assets (2003: 0.27%) and total provisions are £53.1m (2003: £60.7m).

Balance Sheet and Capital

The Group's total assets increased 10% to £35.5bn (2003: £32.2bn) and total managed assets increased 15% to £38.2bn (2003: £33.2bn) reflecting growth in residential lending. This growth was primarily funded from secured and retail sources. We issued a €2bn covered bond, securitised £2bn of mortgage balances and achieved a £1.1bn net increase in Savings balances. We anticipate continued focus on these areas in 2005, complementing our international wholesale funding capability.

In line with our objectives, the Group's funding mix is showing improved diversity. Retail balances now represent 42% of total liabilities, 39% wholesale and 11% secured funding and the remainder is capital and other liabilities (2003: 45%, 42% and 3% respectively). Whilst beneficial to the strength of the balance sheet in the medium-term, increasing funding diversity away from the wholesale markets is having an adverse impact on our cost of funds and Group net interest margin.

Income from Treasury & Reserves fell 16% to £54.9m (2003: £65.7m) and profit before tax in Treasury & Reserves fell 19% to £46.7m (2003: £57.6m). Interest earnings on the Group's reserves increased with interest rates. However, this favourable movement was more than offset by rising interest rates increasing the cost of wholesale funding, the cost effects of diversifying our funding platform and fewer opportunities arising for the Group to take advantageous hedging positions.

The Group's capital position remains strong with a tier 1 ratio of 7.3% and a total capital ratio of 13.1% (2003: 7.7% and 14.0% respectively). These ratios lie within ranges we believe are optimal for the Group and we intend to maintain the tier 1 ratio between 7% and 8%.

Retail

Retail profit before tax increased 35% to £59.6m (2003: £44.2m) driven by strong improvements in both Savings and Core Distribution.

Savings and Core Distribution predominantly operate through our branch network with some support from other channels. This year a separate discussion of their performance has been provided. In future they will be combined into a single entity, Retail, for segmental reporting.

Savings showed good performance with net balance growth of 7% to £16.2bn (2003: £15.1bn), the first meaningful growth in balances since the float in 2000. This is evidence of our reinvigoration of this business. We have become more competitive and raised our profile in the market. Our new internet savings channel was important in generating these balances and over four out of five accounts opened through this channel introduced new customers to the Group. Total income increased 6% to £121.0m (2003: £114.2m) and profit before tax increased 35% to £32.5m (2003: £24.0m) from the combined effects of growing balances and more favourable interest rates during the second half of the year.

The refocus and simplification of our Core Distribution business has been significantly advanced by a number of initiatives during the year. These included a reorganisation of branch management, simplification of sales processes, performance management of low productivity advisers and separation of the non-core businesses. Increased focus on profitability and the benefits of simplification are already coming through with a 34% growth in profit before tax to £27.1m off a lower income base of £76.4m, a 13% decline on 2003 (2003: £87.4m).

The agreement we announced with Legal & General in November 2004 anticipated the opportunities open to the Group under the new, de-polarised regulatory regime for investment and protection products. This innovative arrangement moved the Group away from being an independent financial adviser. Combined with the simplification of our mortgage broking business announced in January 2005, we have significantly reduced the complexity and risk in this part of our business.

Other Non-Interest Income

Other non-interest income fell to £11.1m (2003: £15.5m). The main element of this income arises from the ongoing exercise to take advantage of investor demand for commercial property and reduce the size of the Group's owned property portfolio. Profit on the sale of properties totalled £10.5m in 2004, compared to the £9.0m in 2003. Within this we realised income of £6.4m from the sale and leaseback of properties during 2004 (2003: £8.1m). We will continue to organise our property affairs to optimise our returns and expect this type of income to recur in future years.

Operating Costs

Group operating costs reduced by 7% to £437.0m (2003: £467.6m) partly reflecting the sale of the non-core businesses before the end of the year. Costs in the core business declined by £5.3m (2%) to £289.7m as the benefits of the cost reduction programme began to materialise. During the year the number of employees in the core business reduced as planned from 3,781 to 3,152. Costs were higher in Lending from higher volumes and in Group Services from increased activity relating to compensation and regulatory activities. These increases were more than offset by a 27% decline in operating costs in Core Distribution as the benefits of simplification and the remedial actions taken in the second half to focus on profit began to bear fruit.

A rigorous review of costs conducted as part of the strategic review identified substantial opportunities to reduce expenditure in the core businesses by the end of 2005. In 2005 we are on track to remove £35m of expenditure, at 2004 prices and volumes, rising to £40m in 2006.

The majority of the cost savings identified are realisable as a consequence of simplifying the organisation around fewer lines of business, a smaller central overhead and more efficient operation of front and back office processes. Cost reduction activities should not impact our plans for growth and the Lending and Retail businesses will be the least affected.

In addition to these cost initiatives a further £10m annual cost saving is expected from the partnership with Legal & General.

We believe that cost cutting alone is not the path to build a strong, sustainable business. We will continue to invest in the Group where we believe we can generate growth and value.

Exceptional Items

Exceptional costs of £31.4m were incurred in the core business of which £7.7m was due to redundancy costs associated with the cost reduction programme. The remainder is a provision for potential compensation payments to customers for business written in the past by our independent advisory business.

A further £20.3m of exceptional costs were incurred within the non-core businesses. Within this, £13.4m was to provide for future compensation claims by customers for business written in the non-core businesses. The remainder is the cost of writing off assets that are no longer required given the sale of these businesses.

A loss on sale of £123.2m was incurred on disposal of the non-core businesses. The surplus of consideration over net assets sold of £9.7m was offset by goodwill write-offs of £107.6m and other costs of sale of £25.3m. These included redundancy costs for staff not transferring with the divested businesses, separation and termination costs for I.T., property and vehicle contracts and professional fees. These businesses made a loss before tax and exceptional items of £8.3m (2003: £9.8m). The Group's capital position is not significantly impacted because the main constituent of the loss on sale is the goodwill write-off.

We were pleased with the prompt execution of the disposal process. These businesses were sold during the year within short timescales, against a background of tightening markets.

Dividend

The Board has proposed a final dividend of 11.4p per share for payment on 6 May 2005 to shareholders on the register as at 29 March 2005. If approved, the full year dividend for 2004 will be 17.1p per share, an increase of 4% (2003: 16.5p).

Regulation

The increasingly complex regulatory landscape is an inescapable part of life as a financial services organisation. Despite the simplification of the business, compliance with regulatory requirements will continue to put pressure on costs and absorb management time.

We were fined by the Financial Services Authority ("FSA") an amount of £650,000 because of non-compliant selling practices regarding investment bonds by our independent financial advisers. We have redoubled our efforts to ensure we are fully compliant in the future and the simplification of the business should help in this regard.

International Financial Reporting Standards ("IFRS")

Listed institutions are required to report their Annual Report and Accounts under IFRS for accounting periods commencing on or after 1 January 2005. We plan to present the impact of IFRS to investors and analysts in the second quarter of 2005.

The impact of restating our 2004 profit before tax and exceptional items for IFRS is not expected to be material. We are finalising our approach to the application of IFRS but consider that our business fundamentals, including our approach to economic hedging policies and cashflows, will be substantially unchanged. Uncertainty still remains on the exact application of regulatory capital and taxation rules to IFRS accounts and we are in close contact with the FSA and Inland Revenue with the support of our professional advisers in order to conclude our work in these areas.

Market and Environment

Housing market fundamentals remain strong. Interest rates and unemployment are both likely to remain at historically low levels, real household incomes should continue to grow and housing demand is likely to outstrip supply into the medium-term. As a result, debt-servicing costs should remain at historically low rates.

Leading indicators and current trading show that growth in the housing market is slowing from the unusually strong rates experienced in the last few years as five consecutive increases in the Bank of England's base rate have started to take effect. We have not been surprised by the deceleration from the unsustainable levels of growth seen in the recent past.

House prices are stabilising, rental levels are rising in most parts of the country, tenant demand has been sustained, rental yields are hardening and new pension rules are supportive. Household formation is rising, flexibility in the labour market is increasing, the pension crisis shows no sign of abating and the Government is maintaining its ambitions for further education. All these indicators support continued and sustainable growth of the buy-to-let, self-cert and lifetime segments of the mortgage market.

Arrears levels have been running at abnormally low levels brought about by an extremely benign credit environment. We saw some increase towards the end of 2004 and it is likely that this trend will continue in 2005 as the effect of base rate increases continue to flow through.

However, with the strong underlying housing market fundamentals, we do not anticipate a material deterioration in credit conditions.

Outlook for 2005

We completed a great deal of groundwork in 2004 that significantly changed the shape and size of the Group for the better and increased profits in the core business.

Good growth and attractive margins will continue to be available in our chosen lending markets. Our strong market positions, specialist knowledge and experience will enable Bradford & Bingley to continue to prosper.

Our Retail business is now simpler and more profitable. We continue to offer customers attractively priced financial products from across the market and our Savings balances have started to grow once again.

In 2005 we will continue the work we started in 2004 and build on the firm foundations we have established for future growth. We will continue to grow our Lending business, take forward the development of our branch-based Retail business, maintain the momentum achieved in Savings and control costs.

Summary of Results

		31 December 2004	31 December 2003 (restated*)
GROUP FINANCIAL PERFORMANCE			
Group profit before tax and exceptional items	£m	**280.2**	264.0
Profit before tax and exceptional items of core businesses	£m	**288.5**	273.8
Loss before tax and exceptional items of non-core businesses	£m	**(8.3)**	(9.8)
Profit before tax	£m	**105.3**	264.0
Effective tax rate (excluding exceptional items)	%	**27.5**	27.5
Profit attributable to shareholders	£m	**32.2**	204.7
Operating income	£m	**715.2**	738.2
Group net interest margin	%	**1.32**	1.55
Interest spread	%	**1.16**	1.39
Non-interest income to operating income ratio	%	**37.5**	41.0
Operating costs (including depreciation & amortisation)	£m	**437.0**	467.6
Cost/income ratio	%	**61.1**	63.3
Cost/income ratio (core business)	%	**50.3**	51.3
Return on equity (excluding exceptionals)	%	**16.4**	15.1
Return on equity	%	**3.4**	16.9
Earnings per share (excluding exceptionals)	p	**31.0**	28.8
Basic earnings per share	p	**5.2**	32.4
Diluted earnings per share	p	**5.1**	32.3
Dividend per ordinary share	p	**17.1**	16.5
KEY INDICATORS			
Lending			
Net interest margin	%	**1.07**	1.17
Total managed lending assets	£bn	**28.9**	25.9
Residential managed assets	£bn	**23.6**	20.7
New residential advances	£bn	**7.7**	7.7
Residential redemptions	£bn	**4.8**	3.8
Residential redemptions (% opening book)	%	**23.1**	22.5
Residential mortgage market share (new advances)	%	**2.7**	2.8
New commercial and housing association advances	£bn	**1.5**	2.2
Lending risk weighted assets	£bn	**14.7**	14.1
Savings			
Net interest margin	%	**0.80**	0.76
Savings balances – convenience	£bn	**4.5**	4.9
Savings balances – value	£bn	**9.6**	8.0
Savings balances - Isle of Man	£bn	**2.1**	2.2
Core Distribution			
Operating margin	%	**35.5**	23.1
Capital structure			
Tier 1	£m	**1,362.8**	1,300.1
Tier 1 ratio	%	**7.3**	7.7
Tier 2	£m	**1,167.1**	1,166.2
Total capital ratio	%	**13.1**	14.0
Tier 2 to Tier 1 ratio	%	**85.6**	89.7

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Consolidated Profit & Loss Account

£m	Continuing Operations Core 2004	Discontinued Operations Non-core 2004	Total Operations 2004	Continuing Operations Core 2003	Discontinued Operations Non-core 2003	Total Operations 2003 (restated*)
Interest receivable:						
Interest receivable and similar Income arising from debt securities	**162.2**	-	**162.2**	144.9	-	144.9
Other interest receivable and similar income	**1,619.6**	-	**1,619.6**	1,280.6	0.1	1,280.7
Interest payable	**(1,334.7)**	-	**(1,334.7)**	(990.0)	-	(990.0)
Net interest income	**447.1**	-	**447.1**	435.5	0.1	435.6
Fees and commissions receivable	**134.0**	**139.0**	**273.0**	133.4	162.7	296.1
Fees and commissions payable	**(35.6)**	-	**(35.6)**	(32.0)	-	(32.0)
Other operating income	**30.7**	-	**30.7**	38.5	-	38.5
Operating income	**576.2**	**139.0**	**715.2**	575.4	162.8	738.2
Administrative expenses:						
Non-exceptional	***(268.0)***	***(146.5)***	***(414.5)***	*(266.2)*	*(172.6)*	*(438.8)*
Exceptional	***(31.4)***	***(20.3)***	***(51.7)***	-	-	-
	(299.4)	**(166.8)**	**(466.2)**	(266.2)	(172.6)	(438.8)
Depreciation and amortisation	**(21.7)**	**(0.8)**	**(22.5)**	(28.8)	-	(28.8)
Provisions for bad and doubtful Debts	**2.0**	-	**2.0**	(6.6)	-	(6.6)
Operating profit/(loss)	**257.1**	**(28.6)**	**228.5**	273.8	(9.8)	264.0
Loss on sale of operations – exceptional	-	**(123.2)**	**(123.2)**	-	-	-
Profit/(loss) on ordinary activities before tax	**257.1**	**(151.8)**	**105.3**	273.8	(9.8)	264.0
Tax on profit on ordinary activities:						
Excluding exceptional credit			**(63.4)**			(72.5)
Exceptional credit			**-**			22.9
Profit on ordinary activities after tax			**41.9**			214.4
Minority interest (non-equity)			**(9.7)**			(9.7)
Profit attributable to shareholders			**32.2**			204.7
Dividends			**(107.0)**			(102.0)
(Loss)/profit retained for the year			**(74.8)**			102.7
Earnings per share (before Exceptionals)			**31.0p**			28.8p
Basic earnings per share			**5.2p**			32.4p
Diluted earnings per share			**5.1p**			32.3p

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Consolidated Balance Sheet

As at	31 December 2004	31 December 2003
£m		**(restated*)**
Assets		
Cash and balances at central banks	**51.2**	43.7
Treasury bills and other eligible bills	**380.4**	132.6
Loans and advances to banks	**4,156.0**	2,773.3
Loans and advances to customers	**26,152.4**	24,791.5
Loans and advances to customers subject to non-recourse funding	***2,716.0***	*1,063.1*
Less non-recourse funding	***(2,706.0)***	*(1,036.7)*
	10.0	26.4
Debt securities	**4,317.7**	3,884.9
Intangible fixed assets	**-**	116.1
Tangible fixed assets	**124.0**	138.9
Other assets	**48.4**	75.2
Prepayments and accrued income	**217.4**	175.3
Total assets	**35,457.5**	32,157.9
Liabilities		
Deposits by banks	**1,274.3**	1,708.8
Customer accounts	**18,954.1**	17,170.5
Debt securities in issue	**12,232.9**	10,322.5
Other liabilities	**271.3**	266.7
Accruals and deferred income	**190.0**	148.0
Provisions for liabilities and charges	**49.6**	3.3
Subordinated liabilities	**1,122.5**	1,121.9
Equity shareholders' funds:		
Called up share capital	***158.5***	*158.5*
Share premium account	***3.9***	*3.9*
Capital redemption reserve	***25.0***	*12.0*
Profit and loss account	***1,026.8***	*1,093.2*
Total equity shareholders' funds	**1,214.2**	1,267.6
Minority interest (non-equity)	**148.6**	148.6
Total liabilities	**35,457.5**	32,157.9
Memorandum items: commitments	**1,308.9**	1,139.9

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Consolidated Cash Flow Statement

	2004	2003 (restated*)
Net cash (outflow) from operating activities	**(1,859.1)**	(1,142.0)
Returns on investment and servicing of finance		
Interest paid on perpetual preferred securities	***(9.7)***	*(9.7)*
Interest paid on subordinated liabilities	***(78.8)***	*(62.0)*
Net cash (outflow) from returns on investment and servicing of finance	**(88.5)**	(71.7)
Taxation	**(71.9)**	(61.5)
Capital expenditure and financial investment		
Purchase of investment securities	***(9,925.9)***	*(7,326.9)*
Sale and maturity of investment securities	***9,245.7***	*7,456.1*
Purchase of tangible fixed assets	***(42.5)***	*(27.4)*
Sale of tangible fixed assets	***31.5***	*24.9*
Net cash (outflow)/inflow from capital expenditure and financial investment	**(691.2)**	126.7
Acquisitions and disposals		
Net cash inflow from sale of discontinued operations	***36.9***	-
Net cash outflow from investment in joint venture	-	*(0.6)*
Net cash outflow from acquisitions of subsidiaries	-	*(9.7)*
Net cash inflow/(outflow) from acquisitions and disposals	**36.9**	(10.3)
Equity dividends paid	**(104.0)**	(97.7)
Financing		
Net proceeds from the issue of perpetual subordinated liabilities	-	*444.2*
Net proceeds from secured funding	***3,346.6***	*970.9*
Repurchase of own shares	-	*(62.0)*
Net proceeds from sale of unclaimed shares	***49.7***	-
Repayment of secured funding	***(197.7)***	-
Purchase of own shares for employee share schemes	***(0.8)***	*(14.3)*
Disposal of own shares	***11.9***	*1.5*
Net cash inflow from financing	**3,209.7**	1,340.3
Increase in cash	**431.9**	83.8

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Consolidated Statement of Total Recognised Gains and Losses

£m	2004	2003 (restated*)
Profit attributable to shareholders	**32.2**	204.7
Total recognised gains and losses for the period	**32.2**	204.7
Prior year adjustment (see note 2)	**2.9**	-
Total gains and losses recognised since the last accounts	**35.1**	204.7

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

Reconciliation of Movements in Shareholders' Funds

£m	2004	2003 (restated*)
Profit attributable to shareholders of Bradford & Bingley plc	**32.2**	204.7
Dividends	**(107.0)**	(102.0)
Retained (loss)/profit for the year	**(74.8)**	102.7
Share repurchase programme	**-**	(62.0)
Net proceeds from sale of surplus conversion shares	**13.0**	-
Net (reduction)/addition to shareholders' funds	**(61.8)**	40.7
Opening shareholders' funds	**1,267.6**	1,240.1
Prior year adjustment	**-**	(21.7)
Movement in own shares	**11.1**	(12.8)
Deficit on transactions in own shares	**(2.7)**	(0.4)
Closing shareholders' funds	**1,214.2**	1,267.6

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

1. Segmental Reporting

Year ended 31 December 2004
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc Non-core)**
Net interest income	272.7	54.9	*119.5*	-	119.5	-	**447.1**	-	**447.1**
Non-interest income	41.6	-	*1.5*	*76.4*	77.9	9.6	**129.1**	139.0	**268.1**
Total income	**314.3**	**54.9**	***121.0***	***76.4***	**197.4**	**9.6**	**576.2**	**139.0**	**715.2**
Operating costs	(66.7)	(8.2)	*(88.5)*	*(49.3)*	(137.8)	(77.0)	**(289.7)**	(147.3)	**(437.0)**
Bad debt provision	2.0	-	-	-	-	-	**2.0**	-	**2.0**
Profit/(loss) before tax & exceptional items	**249.6**	**46.7**	***32.5***	***27.1***	**59.6**	**(67.4)**	**288.5**	**(8.3)**	**280.2**
Exceptional costs	-	-	-	-	-	(31.4)	**(31.4)**	(20.3)	**(51.7)**
Profit/(loss) before tax and loss on sale	**249.6**	**46.7**	***32.5***	***27.1***	**59.6**	**(98.8)**	**257.1**	**(28.6)**	**228.5**
Total assets	**27,014.6**	**8,387.0**	-	***55.9***	**55.9**	-	**35,457.5**	-	**35,457.5**
Net assets	**1,118.0**	**92.1**	-	***4.1***	**4.1**	-	**1,214.2**	-	**1,214.2**

Year ended 31 December 2003 (restated*)
£m

	Lending	Treasury & Reserves	*Savings*	*Distribution Core Business*	Retail	Group Services	**Core Group Total**	Distribution Non-core	**Group Total (inc Non-core)**
Net interest income	257.6	65.7	*112.2*	-	112.2	-	**435.5**	0.1	**435.6**
Non-interest income	37.0	-	*2.0*	*87.4*	89.4	13.5	**139.9**	162.7	**302.6**
Total income	**294.6**	**65.7**	***114.2***	***87.4***	**201.6**	**13.5**	**575.4**	**162.8**	**738.2**
Operating costs	(59.9)	(8.1)	*(90.2)*	*(67.2)*	(157.4)	(69.6)	**(295.0)**	(172.6)	**(467.6)**
Bad debt provision	(6.6)	-	-	-	-	-	**(6.6)**	-	**(6.6)**
Profit/(loss) before tax	**228.1**	**57.6**	***24.0***	***20.2***	**44.2**	**(56.1)**	**273.8**	**(9.8)**	**264.0**
Total assets	**24,943.6**	**7,132.5**	-	***16.9***	**16.9**	-	**32,093.0**	***64.9***	**32,157.9**
Net assets	**1,093.8**	**167.5**	-	***1.3***	**1.3**	-	**1,262.6**	***5.0***	**1,267.6**

Notes:

(a) In order to analyse net interest income by business segment a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(c) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) This year a separate analysis of the performance of Savings and Core Distribution performance has been provided. These segments are combined to make up the Retail segment and in future, only this total Retail segment will be reported.

* Figures are restated where necessary, following the implementation of Urgent Issues Task Force Abstract 17 – Employee Share Schemes (revised) and Urgent Issues Task Force Abstract 38 – Accounting for ESOP Trusts (see note 2).

2. Change in Accounting Policy

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 17 - *'Employee Share Schemes (revised)'*. As a result the charge to the Profit and Loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations the charge was based on the carrying value of the shares.

The Group has also implemented the requirements of UITF Abstract 38 – *'Accounting for ESOP Trusts'* in 2004. As a result, holdings of ordinary shares in Bradford & Bingley plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as own shares in the balance sheet with a charge to Profit and Loss account for costs of shares acquired above their eventual realisable value. Purchases and sales of Bradford & Bingley plc ordinary shares are now accounted for as movements in shareholders' funds.

These changes in accounting policy, which have been accounted for as a prior year adjustment, have a cumulative impact on opening reserves at 1 January 2003 of a decrease of £21.7m. The effect is also to decrease administrative expenses and increase profit before tax by £1.0m in 2003. The cumulative impact on profit attributable to shareholders is £2.9m.

3. Net Interest Income

£m	2004	2003
Net interest income	447.1	435.6
Average interest-earning balances	33,800	28,186
Financed by:		
Interest-bearing liabilities	32,428	26,938
Interest-free liabilities	1,372	1,248
Average rates	%	%
Gross yield on IEA	5.28	5.07
Cost of interest-bearing liabilities	(4.12)	(3.68)
Interest spread	1.16	1.39
Contribution of interest-free liabilities	0.16	0.16
Net interest margin	1.32	1.55
Average bank base rate	4.36	3.69
Average 3-month Libor	4.64	3.73

4. Non-Interest Income

£m	Core	Non-Core	2004 Total	Core	Non-core	2003 Total
Mortgage broking related	19.3	28.9	48.2	25.1	45.2	70.3
Investment related	35.0	5.5	40.5	41.1	2.7	43.8
General insurance	19.6	0.2	19.8	21.2	0.4	21.6
Other	2.5	0.7	3.2	-	-	-
Financial services	**76.4**	**35.3**	**111.7**	**87.4**	**48.3**	**135.7**
Property services	**-**	**103.7**	**103.7**	**-**	**114.4**	**114.4**
Lending related income	**41.6**	**-**	**41.6**	**37.0**	**-**	**37.0**
Other	**11.1**	**-**	**11.1**	**15.5**	**-**	**15.5**
Total	**129.1**	**139.0**	**268.1**	**139.9**	**162.7**	**302.6**

Other non-interest income includes proceeds from the sale and leaseback of freehold high street properties at auction, realising a net gain of £6.4m (31 Dec 2003 £8.1m).

5. Operating Costs

£m	31 December 2004 Core	Non-core	Total	31 December 2003 Core	Non-core	Total
Staff related costs	135.9	89.4	225.3	144.6	100.5	245.1
Premises	17.7	12.8	30.5	18.4	16.0	34.4
Marketing	17.1	11.2	28.3	21.0	8.1	29.1
Other operating costs	92.9	33.1	126.0	77.1	48.0	125.1
Depreciation	13.3	0.8	14.1	19.1	-	19.1
Goodwill and premium amortisation	12.8	-	12.8	14.8	-	14.8
Operating costs	**289.7**	**147.3**	**437.0**	**295.0**	**172.6**	**467.6**
Exceptional costs	**31.4**	**20.3**	**51.7**	-	-	-
Loss on sale of business	-	**123.2**	**123.2**	-	-	-
Total	**321.1**	**290.8**	**611.9**	**295.0**	**172.6**	**467.6**

6. Lending – Net New lending

31 December 2004 £m	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
Opening balances	7,064.9	12,555.9	1,063.1	**20,683.9**	5,170.7	**25,854.6**
Advances	212.9	6,127.6	55.6	**6,396.1**	1,496.3	**7,892.4**
Acquired Mortgages	-	1,259.2	-	**1,259.2**	-	**1,259.2**
Transfers		(1,776.1)	1,776.1	**-**	-	**-**
Redemptions and capital repayments	(1,871.1)	(2,718.9)	(178.8)	**(4,768.8)**	(1,369.0)	**(6,137.8)**
Net addition/(reduction) to book	**(1,658.2)**	**2,891.8**	**1,652.9**	**2,886.5**	**127.3**	**3,013.8**
Closing book	5,406.7	15,447.7	2,716.0	**23,570.4**	5,298.0	**28,868.4**

31 December 2003 £m	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
Opening balances	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**
Advances	430.0	5,729.5	63.5	**6,223.0**	2,200.1	**8,423.1**
Acquired Mortgages	-	1,428.0	-	**1,428.0**	-	**1,428.0**
Redemptions and capital repayments	(2,260.9)	(1,317.7)	(204.4)	**(3,783.0)**	(719.8)	**(4,502.8)**
Net addition/(reduction) to book	**(1,830.9)**	**5,839.8**	**(140.9)**	**3,868.0**	**1,480.3**	**5,348.3**
Closing book	7,064.9	12,555.9	1,063.1	**20,683.9**	5,170.7	**25,854.6**

7. Provisions for Bad and Doubtful Debts

Provisions against loans and advances to customers have been made as follows:

31 December 2004

£m	Advances secured on residential property	Other secured advances	Total On balance sheet	Securitisation vehicles	Total
At 1 January 2004:					
General provision	40.9	3.4	44.3	10.9	55.2
Specific provision	4.4	1.1	5.5	-	5.5
Total	**45.3**	**4.5**	**49.8**	**10.9**	**60.7**
General provision transferred to securitised vehicles from B&B plc	**(4.9)**	**-**	**(4.9)**	**4.9**	**-**
Amounts written back during the year	**4.7**	**-**	**4.7**	**-**	**4.7**
Profit and Loss account:					
Increase/(decrease) in provisions	*3.9*	*(0.1)*	*3.8*	*(10.3)*	*(6.5)*
Adjustments to specific provisions resulting from recoveries during the period	*(4.8)*	*(1.0)*	*(5.8)*	-	*(5.8)*
Total	**(0.9)**	**(1.1)**	**(2.0)**	**(10.3)**	**(12.3)**
At 31 December 2004:					
General provision	41.3	3.3	44.6	5.5	50.1
Specific provision	2.9	0.1	3.0	-	3.0
Total	**44.2**	**3.4**	**47.6**	**5.5**	**53.1**

31 December 2003

£m	Advances secured on residential property	Other secured advances	Total On balance sheet	Securitisation vehicles	Total
At 1 January 2003:					
General provision	31.8	2.2	34.0	15.3	49.3
Specific provision	5.2	1.1	6.3	0.1	6.4
Total	**37.0**	**3.3**	**40.3**	**15.4**	**55.7**
Amounts written back during the year	**2.8**	**0.1**	**2.9**	**-**	**2.9**
Profit and Loss account:					
Increase/(decrease) in provisions	*9.1*	*1.2*	*10.3*	*(4.5)*	*5.8*
Adjustments to specific provisions resulting from recoveries during the period	*(3.6)*	*(0.1)*	*(3.7)*	-	*(3.7)*
Total	**5.5**	**1.1**	**6.6**	**(4.5)**	**2.1**
At 31 December 2003:					
General provision	40.9	3.4	44.3	10.9	55.2
Specific provision	4.4	1.1	5.5	-	5.5
Total	**45.3**	**4.5**	**49.8**	**10.9**	**60.7**

8. Non-Performing Loans

As at		31 December 2004	31 December 2003
Arrears			
Over 3 months			
Number of cases	Number	2,042	2,625
Proportion of total	%	0.65	0.81
Asset value	£m	180.7	138.6
Proportion of book	%	0.77	0.67
Over 12 months			
Number of cases	Number	236	513
Proportion of total	%	0.08	0.16
Asset value	£m	17.5	36.1
Proportion of book	%	0.07	0.17
Possession			
Number of cases	Number	110	67
Proportion of total	%	0.04	0.02
Asset value	£m	10.2	4.0
Proportion of book	%	0.04	0.02
Residential bad debt provisions			
As % of residential assets			
On balance sheet	%	0.21	0.23
Securitised	%	0.20	1.03
Total residential	%	0.21	0.27
As % of Residential non-performing loans	%	23.8	31.5

The figures above reflect the Group's total managed residential assets.

9. Covered Bonds

On 24 May 2004 Bradford & Bingley issued €2bn of covered bonds secured on mortgage advances. At 31 December 2004, included within loans and advances to customers are £1,716m of mortgages assigned to provide security to £1,342m of covered bonds held within debt securities in issue. Bradford & Bingley retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation.

10. Master Trust Securitisation

The Group has transferred £8,979m of residential mortgage assets into a master trust, Aire Valley Trustee Ltd. On 5 October 2004 Aire Valley Funding 1 Ltd, a quasi-subsidiary of the Group, acquired a £2bn share in the master trust. A second quasi-subsidiary of the Group, Aire Valley Mortgage 2004-1 plc, acquired a beneficial interest in Aire Valley Funding 1 Ltd's share in the master trust. Simultaneously Aire Valley Funding 1 Ltd issued £2bn of mortgage backed bonds.

11. Equity Shareholders' Funds - Profit and Loss Account

As at **£m**	**31 December 2004**	**31 December 2003 (restated)**
At 1 January as previously reported	-	1,087.4
Prior year adjustment		
Own shares (see note 12)	-	*(23.9)*
Write-back of share discount previously charged to profit & loss account	-	*3.1*
Tax effect on change in accounting policy	-	*(0.9)*
Prior year adjustment	-	(21.7)
At 1 January restated	1,093.2	1,065.7
Repurchase of shares under buy-back programme	-	(62.0)
(Loss)/profit retained for period	(74.8)	102.7
Movement in own shares (see note 12)	*11.1*	*(12.8)*
(Deficit)/surplus on transactions in own shares	*(2.7)*	*(0.4)*
Net movement in own shares	8.4	(13.2)
At 31 December	**1,026.8**	**1,093.2**

12. Own Shares

Movements in the amount deducted from reserves in respect of own shares have been as follows:

As at **£m**	**31 December 2004**	**31 December 2003 (restated)**
At 1 January as previously reported	-	20.8
Prior year adjustment	-	3.1
At 1 January restated (see note 11)	36.7	23.9
Purchases in period	*0.8*	*14.3*
Use of shares on exercise of employee options and for other employee share plans	*(11.9)*	*(1.5)*
Movement in own shares (see note 11)	(11.1)	12.8
At 31 December	**25.6**	**36.7**

13. Taxation

The differences between the tax charge for the period and the standard rate of tax in the UK are explained below:

Corporation Tax

£m	31 December 2004	31 December 2003 (Restated)
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	**31.6**	**79.2**
Effects of:		
Expenses not deductible for tax	3.9	8.2
Lower rate on overseas earnings	(3.9)	(2.6)
Adjustments in respect of previous periods	(7.8)	(12.3)
Tax on minority interests (non-equity)	(2.8)	(2.9)
Timing differences	(11.2)	(5.7)
Exceptional costs	5.1	(22.9)
Sale of operations	33.7	-
Current tax charge for the year	**48.6**	**41.0**
Deferred Tax	14.8	8.6
Total tax charge for the year	**63.4**	**49.6**

Based upon a profit on ordinary activities before tax, exceptional items and loss on sale of operations of £280.2m (2003: £264.0m), the total tax charge is £77.0m (2003: £72.5m excluding exceptional tax credit). This equates to an underlying effective tax rate of 27.5% (2003: 27.5%).

14. Loans and Advances to Customers

As at £m	31 December 2004	31 December 2003
Advances secured on residential properties	25,588.7	22,523.7
Other secured advances	3,279.7	3,330.9
Non-recourse funding	(2,706.0)	(1,036.7)
Total	**26,162.4**	**24,817.9**

15. Capital Structure*

As at £m	31 December 2004	31 December 2003 (restated)
Tier 1		
Share capital and reserves	1,214.2	1,267.6
Goodwill deduction	-	(116.1)
Minority interest (non-equity)	148.6	148.6
Total Tier 1 capital	**1,362.8**	**1,300.1**
Upper Tier 2		
Perpetual subordinated debt	549.9	549.5
General provisions	44.6	44.3
Total Upper Tier 2 capital	**594.5**	**593.8**
Lower Tier 2		
Term subordinated debt	572.6	572.4
Total Tier 2 capital	**1,167.1**	**1,166.2**
Deductions	(79.6)	(104.2)
Total capital	**2,450.3**	**2,362.1**
Risk weighted assets (£bn)	18.8	16.9
Tier 1 ratio (%)	7.3	7.7
Total capital ratio (%)	13.1	14.0
Tier 2 to Tier 1 ratio (%)	85.6	89.7

* The amount of share capital and reserves has been adjusted to include additions to profit in the current period.
Note: As at 31 December 2004, the Group's market capitalisation was £2.1bn.

16. Earnings per Share

	31 December 2004 Shares (m)	31 December 2003 Shares (m)
Weighted average number of ordinary shares in issue	624.3	631.2
Dilutive effect of ordinary shares issuable under Company share scheme	1.3	2.8
Diluted ordinary shares	**625.6**	**634.0**

Shares acquired by employees share trusts which are deducted from shareholders' funds have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

£m	31 December 2004	31 December 2003 (restated)
Basic and diluted earnings: profit attributable to the Shareholders of Bradford & Bingley plc	32.2	204.7
Add: Exceptional costs	41.3	-
Add: Exceptional loss on sale net of tax	120.0	-
Less: Exceptional tax credit	-	(22.9)
Earnings before exceptionals	**193.5**	**181.8**

The earnings per share figure before exceptionals is reported in order to provide shareholders with a performance measure showing underlying profitability.

17. Retail Branch Network

Number	31 December 2004 Core	Non-core	Total	31 December 2003 Core	Non-core	Total
Branches:						
Banking	208	-	208	212	-	212
Estate Agency	-	-	-	-	242	242
Integrated	-	-	-	-	49	49
Charcol	-	-	-	-	18	18
Third Party Agents	107	-	107	110	-	110
	315	**-**	**315**	**322**	**309**	**631**

18. Staff Numbers

	31 December 2004 Core	Non-core	Total	31 December 2003 Core	Non-core	Total
Period end headcount	**3,152**	**-**	**3,152**	**3,781**	**3,670**	**7,451**
Average headcount						
Full time	2,844	2,105	4,949	3,028	2,806	5,834
Part time	686	815	1,501	998	916	1,914
	3,530	2,920	6,450	4,026	3,722	7,748
Average full time equivalent						
Branch offices	1,375	-	1,375	1,584	-	1,584
Estate Agency offices	-	1,974	1,974	-	2,655	2,655
Charcol	-	421	421	-	457	457
Supporting functions	1,796	98	1,894	1,919	130	2,049
	3,171	2,493	5,664	3,503	3,242	6,745

19. Loss on Sale of Discontinued Operations

£m	Property Services	Charcol Companies	Total
Consideration	49.5	12.7	**62.2**
Net assets disposed	(38.1)	(14.4)	**(52.5)**
Related goodwill	(16.5)	(91.1)	**(107.6)**
Disposal & other termination costs	(19.8)	(5.5)	**(25.3)**
Total loss on sale of operations	**(24.9)**	**(98.3)**	**(123.2)**

20. Exceptional Costs

£m	Continuing Operations	Discontinued Operations	Total Operations
Restructuring	(7.7)	(6.9)	(14.6)
Provision for compensation claims	(23.7)	(13.4)	(37.1)
Exceptional costs	**(31.4)**	**(20.3)**	**(51.7)**

21. Basis of Preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2003, other than the changes set out in note 2.

Statutory accounts

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Bradford & Bingley plc for the year ended 31 December 2003 have been filed with the Registrar of Companies for England & Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

22. Forward Looking Statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

2005 financial calendar

23 March	Ex-dividend date
29 March	Record date
26 April	Annual General Meeting
06 May	Payment of final dividend for 2004
09 August	2005 interim results announcement
24 August	Ex-dividend date (2005 interim dividend)
26 August	Record date
07 October	Payment of interim dividend for 2005

Shareholders' interests in shares at 31 December 2004*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,059,892	93.292	263,255,361	41.518
251 – 500	54,417	4.790	25,800,662	4.069
501 – 1,000	11,489	1.011	8,849,219	1.396
1,001 – 5,000	8,894	0.783	18,612,222	2.935
5,001 – 10,000	651	0.057	4,672,303	0.737
10,001 – 100,000	487	0.043	15,316,541	2.416
100,001 – 200,000	76	0.007	11,175,519	1.762
200,001 – 500,000	84	0.007	26,189,753	4.130
500,001 – 1,000,000	42	0.004	32,472,025	5.121
1,000,001 – 5,000,000	56	0.005	121,220,662	19.117
5,000,001 – 100,000,000	13	0.001	106,518,277	16.799
Total	1,136,101	100.000	634,082,544	100.000

* The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Contacts

Bradford & Bingley's results presentation will be broadcast live at 09.30 hours, at: www.bbg.co.uk

Should you have any queries please contact one of the following:

Press Office:

Nickie Aiken
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD

Tel: 020 7067 5632
Fax: 020 7067 5656
Email: nickie.aiken@bbg.co.uk

Morgan Bone
Finsbury
52-58 Tabernacle Street
London
EC2A 4NJ

Tel: 020 7251 3801
Email: morgan.bone@finsbury.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees	888,400
Bank of New York Nominees	5,876,171
Northern Trust	1,310,800
Chase Nominees Ltd	8,664,656
Midland Bank plc	1,627,700
Bankers Trust	531,900
Barclays Bank	498,800
Citibank London	332,100
Royal Trust	23,700
Morgan Guaranty	167,600
Nortrust Nominees	4,067,900
State Street Bank & Trust Co.	1,210,900
Citibank	83,100
HSBC Bank plc	598,200
Mellon Nominees (UK) Ltd	1,116,200
JP Morgan Chase Bank	631,000
Lloyds Bank	30,300
Citibank NA	115,500
Deutsche Bank AG	736,600
Chase Manhattan Nominee Ltd	133,700
Mellon Bank N.A.	237,100
Northen Trust AVFC	184,800
KAS UK	78,500

Bank One London	107,900
Clydesdale Bank plc	159,500
Morgan Stanley	33,500
J.P. Morgan	2,694,200
Royal Bank of Scotland	21,600
ROY Nominees Limited	8,700

5. Number of shares / amount of stock acquired

6,393,350

6. Percentage of issued class

1.008%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

17 February 2005

12. Total holding following this notification

32,171,027

13. Total percentage holding of issued class following this notification

5.074%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

17 February 2005

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Lloyds TSB Group Plc no longer has a notifiable interest in the ordinary shares of Bradford & Bingley plc.

11 February 2005
END